From:	Erik.Nelson@allianzlife.com
Sent:	Thursday, August 08, 2013 1:25 PM
To:	Burak, Tony
Cc:	Samuel, Sally; Schiltz, Kenneth
Subject:	Re: FW: N-14 - Allianz Variable Insurance Products Trust

Tony,

I confirmed with our fund accountants that the $93,000 estimate does include transaction costs related to the reorganization. Note that the Agreement and Plan of Reorganization calls for the transaction costs to be split evenly between the Acquired Fund and the Manager; total costs of the reorganization, including transaction costs, are estimated to be $186,000 -- only $93,000 is to be paid by the Fund.

I hope that this clarifies the matter. I understand from your email below that, based on this information, no changes will be required. Let me know if you have any further questions or comments. Thank you for your attention to this matter.

Erik T. Nelson
Senior Securities Counsel

erik.nelson@allianzlife.com
d: 763.765.7453 x37453

Allianz Life Insurance Company of North America | www.allianzlife.com

Allianz. For all that's ahead.

From:	"Burak, Tony" <BurakT@SEC.GOV>
To:	"'erik.nelson@allianzlife.com'" <erik.nelson@allianzlife.com>,
Cc:	"Samuel, Sally" <samuels@SEC.GOV>
Date:	08/05/2013 12:17 PM
Subject:	FW: N-14 - Allianz Variable Insurance Products Trust

Good Afternoon, Erik –

Just as a follow-up to my voicemail, the comment below was intended to confirm that any brokerage or other transaction costs incurred by the funds to reposition the portfolios would be shown as an adjustment. We did note that you included an adjustment for reorganization costs in the amount of $93,000 in the capitalization table and in the pro forma financial statements, but it was not clear to us whether this amount includes transaction costs. We understand that a significant portion of the target's portfolio is expected to be repositioned in connection with the reorganization (85% of assets based on the target's holdings as of June 30, 2013), so we wanted to confirm that the $93,000 adjustment currently shown includes transaction costs. If transaction costs are already included in the $93,000 adjustment, no changes need to be made in response to our comment.

Please feel free to reply via email or call me at (202) 551-6750 with any questions.

Regards,

Tony

From: Samuel, Sally
Sent: Monday, July 29, 2013 10:44 AM
To: Burak, Tony
Subject: FW: N-14 - Allianz Variable Insurance Products Trust

See below

From: Erik.Nelson@allianzlife.com [mailto:Erik.Nelson@allianzlife.com]
Sent: Monday, July 29, 2013 10:41 AM
To: Samuel, Sally
Cc: Schiltz, Kenneth
Subject: Re: N-14 - Allianz Variable Insurance Products Trust

Sally,

Last Thursday you provided comments on our N-14 merger filing. One of the comments, from Tony Burak, I understood as follows:

If the funds expect to incur brokerage or other transaction costs to reposition the Acquired Fund's portfolio, then we must estimate those costs and show an adjustment in the capitalization table, in the pro forma statement of assets and liabilities and in the pro forma schedule of investments, reducing net assets of the combined fund.

Our accountant has pointed out that they did estimate the costs (the Acquired Fund's share is estimated to be $93,000), and reference the estimate in each of those tables/statements. (Please see pp. 19, 39 and 57 (note (c)) of the attached .pdf.) So we are uncertain whether I misunderstood the comment, or whether Tony may have missed the references to the $93,000, or whether there is something else here that we are missing. I know you said that Tony is out of the office. Is there another accountant we could speak with help to clear this matter up?

Thank you for your assistance.

Erik T. Nelson
Senior Securities Counsel

erik.nelson@allianzlife.com
d: 763.765.7453 x37453

Allianz Life Insurance Company of North America | www.allianzlife.com

Allianz. For all that's ahead.

From: Erik Nelson/allianzlife
To: "Samuel, Sally" <samuels@SEC.GOV>,
Date: 07/08/2013 11:51 AM
Subject: N-14 - Allianz Variable Insurance Products Trust

Sally,

I enclose a courtesy copy of the filing on Form N-14 made July 3 with respect to the Allianz Variable Insurance Products

Trust, covering the proposed merger of the AZL Columbia Small Cap Value Fund into the AZL Federated Clover Small Value Fund. We have proposed that the filing would become effective August 2, 2013, under Rule 488. If you have any questions or comments, please let me know.

Erik T. Nelson
Senior Securities Counsel

erik.nelson@allianzlife.com
d: 763.765.7453 x37453

Allianz Life Insurance Company of North America | www.allianzlife.com

Allianz. For all that's ahead.

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